================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ____________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)*

                            HIGH SPEED ACCESS CORP.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  42979U-102
                                (CUSIP Number)

William D. Savoy                                  Alvin G. Segel, Esq.
Vulcan Ventures Incorporated                      Irell & Manella LLP
110 - 110th Avenue N.E., Suite 550                1800 Avenue of the Stars
Bellevue, WA 98004                                Suite 900
(206) 453-1940                                    Los Angeles, CA 90067
                                                  (310) 277-1010

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 5, 2000
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                         ----------------------------
     CUSIP NO. 42979U-102            13D            Page 2 of 11 Pages
--------------------------                         ----------------------------

-------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Vulcan Ventures Incorporated
-------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]
-------------------------------------------------------------------------------
 3.   SEC USE ONLY


-------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      WC
-------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                      [_]
-------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Washington
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
   NUMBER OF
                         -0- SHARES
    SHARES        -------------------------------------------------------------
                    8.   SHARED VOTING POWER
  BENEFICIALLY
                         27,793,745 SHARES (1)
 OWNED BY EACH    -------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
   REPORTING
                         -0- SHARES
    PERSON        -------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
     WITH
                         27,793,745 SHARES (1)
-------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      27,793,745 SHARES (1)
------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                               [_]

------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.4% based on 58,684,184 shares of common stock outstanding as of October 31, 2000, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

-------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

(1) These shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares include the 7,571,606 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of the 38,000 shares of Series D Senior Convertible Preferred Stock that Vulcan Ventures Incorporated acquired on December 5, 2000, pursuant to the Stock Purchase Agreement (as defined below) and 20,222,139 shares of common stock that it owned prior to the execution of the Stock Purchase Agreement.

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          -----------------------
      CUSIP NO. 42979U-102            13D                Page 3 of 11 Pages
----------------------------                          -----------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Paul G. Allen
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      AF
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
     NUMBER OF
                          -0- SHARES
     SHARES        -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          36,813,869 SHARES (1)
  OWNED BY EACH    ----------------------------------------------------------
                     9.   SOLE DISPOSITIVE SHARES
    REPORTING
                          -0- SHARES
      PERSON       -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          36,813,869 SHARES (1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      36,813,869 SHARES (1)
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      62.7% based on 58,684,184 shares of common stock outstanding as of October 31, 2000, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

(1) 27,793,745 of these shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. Such shares include the 7,571,606 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of the 38,000 shares of Series D Senior Convertible Preferred Stock that Vulcan Ventures Incorporated acquired on December 5, 2000, pursuant to the Stock Purchase Agreement and 20,222,139 shares of common stock that it owned prior to the execution of the Stock Purchase Agreement. The reported shares also include 1,647,770 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Mr. Allen. Mr. Allen may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include the 7,372,354 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of the 37,000 shares of Series D Senior Preferred Stock that Charter Communications Ventures, LLC, an affiliate of Mr. Allen, acquired on December 5, 2000, pursuant to the Stock Purchase Agreement. Mr. Allen may be deemed to have shared voting and dispositive power with respect to such shares.

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                      ----------------------------
   CUSIP NO. 42979U-102               13D          Page 4 of 11 Pages
----------------------------                      ----------------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Charter Communications Ventures, LLC
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                      [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
     NUMBER OF
                          -0- SHARES
     SHARES        -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          9,020,124 SHARES (1)
  OWNED BY EACH    ----------------------------------------------------------
                     9.   SOLE DISPOSITIVE SHARES
    REPORTING
                          -0- SHARES
      PERSON       -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          9,020,124 SHARES (1)
------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,020,124 SHARES (1)
------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [_]
------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4% based on 58,684,184 shares of common stock outstanding as of October 31, 2000, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*

      OO
------------------------------------------------------------------------------


(1) The reported shares include 1,647,770 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Ventures, LLC. Charter Communications Ventures, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include the 7,372,354 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of the 37,000 shares of Series D Senior Convertible Preferred Stock that Charter Communications Ventures, LLC acquired on December 5, 2000, pursuant to the Stock Purchase Agreement.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
--------------------                                        ------------------
CUSIP NO. 42979U-102                                        Page 5 of 11 Pages
--------------------                                        ------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Charter Communications Holdings, LLC
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      AF
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
     NUMBER OF
                          -0- SHARES
     SHARES        -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          9,020,124 SHARES (1)
  OWNED BY EACH    ----------------------------------------------------------
                     9.   SOLE DISPOSITIVE SHARES
    REPORTING
                          -0- SHARES
      PERSON       -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          9,020,124 SHARES (1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,020,124 SHARES (1)
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4% based on 58,684,184 shares of common stock outstanding as of October 31, 2000, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      OO
------------------------------------------------------------------------------

(1) The reported shares include 1,647,770 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holdings, LLC. Charter Communications Holdings, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include the 7,372,354 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of the 37,000 shares of Series D Senior Convertible Preferred Stock that Charter Communications Ventures, LLC, an affiliate of Charter Communications Holdings, LLC, acquired on December 5, 2000, pursuant to the Stock Purchase Agreement. Charter Communications Holdings, LLC may be deemed to have shared voting and dispositive power with respect to such shares.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                         ----------------------------
  CUSIP NO. 42979U-102                   13D        Page 6 of 11 Pages
--------------------------                         ----------------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Charter Communications Holding Company, LLC
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS *

      AF
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [_]
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
     NUMBER OF
                          -0- SHARES
     SHARES        -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          9,020,124 SHARES (1)
  OWNED BY EACH    ----------------------------------------------------------
                     9.   SOLE DISPOSITIVE SHARES
    REPORTING
                          -0- SHARES
      PERSON       -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          9,020,124 SHARES (1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,020,124 SHARES (1)

------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4% based on 58,684,184 shares of common stock outstanding on October 31, 2000, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      OO
------------------------------------------------------------------------------

(1) The reported shares include 1,647,770 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holding Company, LLC. Charter Communications Holding Company, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include the 7,372,354 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of the 37,000 shares of Series D Senior Convertible Preferred Stock that Charter Communications Ventures, LLC, an affiliate of Charter Communications Holding Company, LLC, acquired on December 5, 2000, pursuant to the Stock Purchase Agreement. Charter Communications Holding Company, LLC may be deemed to have shared voting and dispositive power with respect to such shares.

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                  13D                   -------------------
CUSIP NO. 42979U-102                                        Page 7 of 11 Pages
--------------------                                        -------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Charter Communications, Inc.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      AF
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                           [_]
 ------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
     NUMBER OF
                          -0- SHARES
     SHARES        -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          9,020,124 SHARES (1)
  OWNED BY EACH    ----------------------------------------------------------
                     9.   SOLE DISPOSITIVE SHARES
    REPORTING
                          -0- SHARES
      PERSON       -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          9,020,124 SHARES (1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,020,124 SHARES (1)

------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4% based on 58,684,184 shares of common stock outstanding on October 31, 2000, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

(1) The reported shares include 1,647,770 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc. The reported shares also include the 7,372,354 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of the 37,000 shares of Series D Senior Convertible Preferred Stock that Charter Communications Ventures, LLC, an affiliate of Charter Communications, Inc., acquired on December 5, 2000, pursuant to the Stock Purchase Agreement. Charter Communications, Inc. may be deemed to have shared voting and dispositive power with respect to such shares.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

     This statement, which is being filed by Vulcan Ventures Incorporated, a Washington corporation ("Vulcan Ventures"), Charter Communications Ventures, LLC, a Delaware limited liability company ("Charter Ventures"), Charter Communications Holdings, LLC, a Delaware limited liability company ("Charter Holdings"), Charter Communications Holding Company, LLC, a Delaware limited liability company ("Charter Holdco"), Charter Communications, Inc., a Delaware corporation ("Charter" and together with Charter Ventures, Charter Holdings and Charter Holdco, the "Charter Reporting Persons"), and Paul G. Allen, the Chairman, President and sole shareholder of Vulcan Ventures and the Chairman of Charter ("Mr. Allen"), constitutes Amendment No. 4 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 21, 1999, on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on June 28, 1999, Amendment No. 2 filed with the SEC on August 24, 1999 and Amendment No. 3 filed with the SEC on November 17, 2000. The
Schedule 13D relates to the common stock, par value $.01 per share, of High Speed Access Corp., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended by adding the following:

     On December 5, 2000, Vulcan Ventures and Charter Ventures purchased from the Issuer 38,000 shares and 37,000 shares, respectively, of Series D Senior Convertible Preferred Stock ("Series D Preferred Stock") pursuant to that certain Stock Purchase Agreement, dated as of October 19, 2000, by and among Vulcan Ventures, Charter Ventures and the Issuer (the "Stock Purchase Agreement"). Vulcan Ventures funded its purchase of the Series D Preferred Stock from its working capital. Charter Ventures funded its purchase of the Series D Preferred Stock from its working capital following a capital contribution from its sole member, Charter Holdings. None of the funds used to purchase the shares of Series D Preferred Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Series D Preferred Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) As of the date of this Amendment, Vulcan Ventures, Mr. Allen and each of the Charter Reporting Persons beneficially own 27,793,745 shares, 36,813,869 shares and 9,020,124 shares, respectively, of the Issuer's common stock. Such shares include the 7,571,606 shares and 7,372,354 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of the 38,000 shares and 37,000 shares of Series D Preferred Stock that Vulcan Ventures and Charter

                             (Page 8 of 11 Pages)

Ventures, respectively, acquired pursuant to the Stock Purchase Agreement and the shares of common stock issuable upon exercise of the 1,647,770 warrants held by Charter. The above conversion numbers for the Series D Preferred Stock are based on a liquidation preference of $1,000 per share of Series D Preferred Stock and a conversion price of $5.01875 per share of common stock.

     Vulcan Ventures', Mr. Allen's and the Charter Reporting Persons' stockholdings, assuming immediate conversion of all of the shares of Series D Preferred Stock into shares of common stock and exercise of the warrants, represent approximately 29.1%, 38.5% and 9.4%, respectively, of the shares of the Issuer's common stock outstanding. But see Item 6.

     All of the percentages set forth in this Item 5(a) are based upon 58,684,184 shares of the Issuer's common stock outstanding as of August 3, 2000, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

     To the best knowledge of Vulcan Ventures, Mr. Allen and the Charter Reporting Persons, none of the other parties named in Item 2 owns any of the Issuer's common stock, except as follows:

     William D. Savoy, President and a Director of Vulcan Ventures and a Director of Charter, Charter Holdco, Charter Holdings and the Issuer, beneficially owns immediately exercisable options to acquire 31,581 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such options.

     Jerald L. Kent, President, Chief Executive Officer and a Director of the Charter Reporting Persons and a Director of the Issuer, beneficially owns 7,671 shares of the Issuer's common stock and immediately exercisable options to acquire 34,581 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares and options.

     David G. Barford, Executive Vice President and Chief Operating Officer of the Charter Reporting Persons, beneficially owns 5,700 shares of the Issuer's common stock as the sole trustee of a family trust. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     Thomas R. Jokerst, Senior Vice President - Advanced Technology Development of the Charter Reporting Persons, beneficially owns 35,250 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     Kent D. Kalkwarf, Executive Vice President and Chief Financial Officer of the Charter Reporting Persons, together with his wife, beneficially owns 6,000 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     David L. McCall, Senior Vice President of Operations - Eastern Division of the Charter Reporting Persons, beneficially owns 3,850 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

                             (Page 9 of 11 Pages)

     John C. Pietri, Senior Vice President - Engineering of the Charter Reporting Persons, beneficially owns 3,850 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     Steven A. Schumm, Executive Vice President, Assistant to the President of the Charter Reporting Persons, beneficially owns 2,300 shares of the Issuer's common stock, 1,150 shares of which are owned jointly with his wife and 1,150 shares of which are subject to a trust for the benefit of his mother of which he is the trustee. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     Curtis S. Shaw, Senior Vice President, General Counsel and Secretary of the Charter Reporting Persons, beneficially owns 8,200 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     Stephen E. Silva, Senior Vice President - Corporate Development and Technology of the Charter Reporting Persons and a Director of the Issuer, beneficially owns 19,250 shares of the Issuer's common stock and immediately exercisable options to acquire 38,750 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares and options.

     (b) Vulcan Ventures and Mr. Allen have shared voting and dispositive power with respect to the 27,793,745 shares of the Issuer's common stock owned directly by Vulcan Ventures. Mr. Allen and the Charter Reporting Persons have shared voting and dispositive power with respect to the 1,647,770 shares of the Issuer's common stock issuable upon the exercise of warrants held by Charter and the 7,372,354 shares of the Issuer's common stock owned directly by Charter Ventures.

     (c) Except as set forth in Item 4 of the Schedule 13D, Vulcan Ventures, Mr. Allen and the Charter Reporting Persons have not, nor, to the knowledge of Vulcan Ventures, Mr. Allen or the Charter Reporting Persons, has any of Vulcan Ventures' or the Charter Reporting Persons' executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past sixty days.

     (d) Neither Vulcan Ventures, Mr. Allen nor the Charter Reporting Persons know any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any common stock directly owned by Vulcan Ventures, Mr. Allen or the Charter Reporting Persons.

     (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended by adding the following:

     Agreement Between Vulcan Ventures and Charter Ventures
     ------------------------------------------------------

     Pursuant to a letter agreement dated as of December 5, 2000, between Vulcan Ventures and Charter Ventures (the "Letter Agreement"), Vulcan Ventures has agreed to

                             (Page 10 of 11 Pages)
vote the shares of Series D Preferred Stock owned by it, and to cause any shares of Series D Preferred Stock owned by its Affiliates to be voted, in favor of one nominee of Charter Ventures and Charter Ventures has agreed to vote the shares of Series D Preferred Stock owned by it, and to cause any shares of Series D Preferred Stock owned by its Affiliates to be voted, in favor of one nominee of Vulcan Ventures. Further, Vulcan Ventures and Charter Ventures have agreed to consult with each other with respect to the nomination of any other directors that the holders of Series D Preferred Stock are entitled to elect. If Vulcan Ventures and Charter Ventures cannot agree with respect to any such nomination, whichever of Vulcan Ventures or Charter Ventures, together with its Affiliates, beneficially owns the greater number of shares of Series D Preferred Stock shall be entitled to nominate any such other directors.

     Pursuant to the Letter Agreement, Vulcan Ventures and Charter Ventures have agreed to cooperate with each other to enable each to exercise two of four Demand Registration Rights (as defined in the Letter Agreement) under the Registration Rights Agreement (as defined in the Letter Agreement). The Letter Agreement provides further that if either Vulcan Ventures or Charter Ventures does not need its Demand Registration Rights, Vulcan Ventures or Charter Ventures, as applicable, will cooperate with the other with a view toward permitting the other to exercise such Demand Registration Rights.

     The foregoing description of the Letter Agreements is not, and does not purport to be, complete and is qualified in its entirety by reference to the Letter Agreements, a copy of the form of which is filed as Exhibit 10.2.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Schedule 13D is hereby amended by adding the following:

     Exhibit 10.2: Letter Agreement dated as of December 5, 2000, between Vulcan Ventures Incorporated and Charter Communications Ventures, LLC.

                             (Page 11 of 11 Pages)

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 13, 2000               VULCAN VENTURES INCORPORATED



                                        By:  /s/ William D. Savoy
                                             --------------------------
                                             Name:  William D. Savoy
                                             Title: President


Dated:  December 13, 2000                              *
                                        _______________________________
                                        Paul G. Allen


                                        *By: /s/ William D. Savoy
                                             ---------------------
                                        William D. Savoy as Attorney in Fact for
                                        Paul G. Allen pursuant to a Power of
                                        Attorney filed on August 30, 1999, with
                                        the Schedule 13G of Vulcan Ventures
                                        Incorporated and Paul G. Allen for
                                        Pathogenesis, Inc., and incorporated
                                        herein by reference


Dated:  December 13, 2000               CHARTER COMMUNICATIONS VENTURES, LLC



                                        By:  /s/ Curtis S. Shaw
                                             -------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary

Dated:  December 13, 2000               CHARTER COMMUNICATIONS HOLDINGS, LLC



                                        By:  /s/  Curtis S. Shaw
                                             -------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary


Dated:  December 13, 2000               CHARTER COMMUNICATIONS HOLDING COMPANY,
                                        LLC



                                        By:  /s/  Curtis S. Shaw
                                             -------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary


Dated:  December 13, 2000               CHARTER COMMUNICATIONS, INC.



                                        By:  /s/  Curtis S. Shaw
                                             -------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                             General Counsel and Secretary

                                 EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION
----------    -----------

   10.2 Letter Agreement dated as of December 5, 2000, between Vulcan Ventures Incorporated and Charter Communications Ventures, LLC.